EXHIBIT 99.1

XORTX Welcomes New Member to the Board of Directors

CALGARY, Alberta, Jan. 02, 2024 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, welcomes Mr. Patrick Treanor to the Board of Directors and announces the resignation of Ian Klassen, both effective December 31, 2023.

Mr. Treanor is a seasoned pharmaceutical industry executive. He is the current Chief Operating Officer of Pathalys Pharma, Inc., a private company focused on the development of advanced therapeutics to improve the management of late stage chronic kidney disease. He previously served as President, US for Vifor Pharma, an international pharmaceutical company focused on nephrology. Mr. Treanor began his career with large pharmaceutical organizations such as Johnson & Johnson and Abbott Laboratories over 25 years ago but found his niche building early-stage commercial organizations at companies such as Oscient Pharmaceuticals, AMAG Pharmaceuticals, Insulet Corporation and Relypsa Pharmaceuticals. Mr. Treanor currently serves on the board of directors of KalVista Pharmaceuticals, Inc., a clinical stage pharmaceutical company focused on the discovery, development, and commercialization of oral, small molecule protease inhibitors. He holds a BS in Management from Bryant University and an MBA from Rensselaer Polytechnic Institute.

Anthony Giovinazzo, Chair of XORTX, stated, “We are very pleased to have Patrick Treanor agree to join the XORTX board. His operational and marketing experience in clinical stage pharmaceutical companies and his knowledge of kidney disease are an important resource for XORTX as the Company advances its clinical trials and prepares for commercial program launch. On behalf of the Company, we thank Ian Klassen for his contributions to XORTX over the past three years.”

Patrick Treanor stated, “I am pleased to join the XORTX board at this exciting time as the Company advances towards its potentially pivotal Phase 3 study of XRx-008 in Autosomal Dominant Polycystic Kidney Disease (ADPKD). I look forward to working with my fellow board members and Company management to prepare XORTX for the potential commercialization of XRx-008 and advancing XORTX’s portfolio of drug-based therapies for progressive kidney diseases.”

In connection with the appointment of Patrick Treanor, XORTX has granted, in accordance with the Company’s stock option plan, 8,000 options to purchase common shares of the Company at an exercise price of $2.90 for a period of five years.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Respiratory Viral infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients with kidney disease. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSXV nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws, including those relating to future sales of Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.